
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 4, 2006



SIERRA HEALTH SERVICES, INC.
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(Exact name of registrant as specified in its charter)


Nevada	**1-8865**	**88-0200415**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)


2724 North Tenaya Way
Las Vegas, Nevada   89128
(Address of principal executive offices including zip code)

(702) 242-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On Wednesday, January 4, 2006, Sierra Health Services, Inc., or Sierra, issued a press release announcing that it had received notice from the Purchasing Division of the State of Nevada, Department of Administration (DOA), that contracts with the state's Division of Healthcare Financing and Policy (DHCFP) to provide certain Medicaid services, beginning July 1, 2006, have been rescinded and will be reopened to a new bid at a later date. This action has been taken in response to a reported error in the state's calculation of responses to the request for proposal (RFP) from various bidders, as well as the composition of the evaluation panel and the instructions it received. Sierra's current contract to provide certain Medicaid services remains in effect.

On November 10, 2005, Sierra announced that it had received notice from the DHCFP of its intent to award a contract to Health Plan of Nevada, Inc. (HPN) as one of two Medicaid managed care contractors in the state of Nevada. On December 20, 2005, HPN received final confirmation of the contract award. A notice rescinding the award was received thereafter without explanation regarding the calculation error.

"The Company has been a strong partner with the state for many years," said Anthony M. Marlon, M.D., chairman and chief executive officer of Sierra. "In 2004, HPN received a 100% compliance score on the state's quality and performance audit, and received a 98% score in 2002 and 2000. In fact, Health Plan of Nevada's performance has been so strong that the state waived the audit requirements for 2005. We expect the state will resolve any technical issues surrounding the RFP, and we intend to pursue the new contract."

HPN currently has a contract with the DHCFP to provide health care coverage to certain Medicaid eligible individuals and uninsured children who do not qualify for Medicaid. As of September 30, 2005, HPN had approximately 40,700 members enrolled in its HMO Medicaid risk program, which includes the Temporary Assistance for Needy Families and the Children's Health Assurance Program. HPN also covers an additional 12,600 uninsured children who do not qualify for Medicaid under the Nevada Check Up program. HPN receives a monthly fee for each Medicaid and Nevada Check Up member enrolled by the state's managed care division and also receives a per case fee for each Medicaid and Nevada Check Up eligible newborn delivery. In total, as of September 30, 2005, HPN had 53,300 Medicaid members.

Sierra Health Services, Inc., based in Las Vegas, is a diversified healthcare services company that operates health maintenance organizations, indemnity insurers, preferred provider organizations and multi-specialty medical groups. Sierra's subsidiaries serve over 600,000 people through health benefit plans for employers, government programs and individuals. For more information, visit the Company's website at www.sierrahealth.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


SIERRA HEALTH SERVICES, INC.
(Registrant)


Date: January 4, 2006


/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)
